UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 9 May 2019
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Directors:
C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani
#
, P J Bacchus
†
, T P Goodlace, C E
Letton^, P Mahanyele, R P Menell, S P Reid^, Y G H Suleman
^Australian,
†
British,
#
Ghanaian, ** Executive Director
Company Secretary
: MML Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile     +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel
+27 11 562 9849
Mobile     +27 72 493 5170
email     Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile     +27 83 260 9279
email     Sven.Lunsche@
goldfields.com
MEDIA RELEASE

New bonds issued – US$1bn raised
Johannesburg, 9 May 2019: Gold Fields Limited (Gold Fields)
(JSE, NYSE: GFI) is pleased to announce that it has successfully concluded the raising of two new bonds – a US$500m 5-year bond with a coupon of 5.125% and a US$500m 10-year bond with a
coupon of 6.125% - raising a total of US$1bn at an average coupon of 5.625%. The final combined book for the bond issues was in excess of US$3bn.

The proceeds of the raising will be used to repay amounts
outstanding under the US$1,290m Credit Facilities Agreement and refinance or repurchase certain other existing indebtedness, or for general corporate purposes.

In conjunction with the issuance, and as part of the use of proceeds,
Gold Fields yesterday also announced a tender offer for up to
US$250m of the outstanding 4.875% 2020 bonds at a price of 102%.

As published in our 2018 Integrated Annual Report, one of Gold
Fields financial targets in its 2019 Balanced Scorecard is to improve the liquidity and profile of the Group’s debt. This entails both reducing net debt and extending the maturity of the debt profile. The bond issue extends and spreads out the maturity of the debt profile.

DISCLAIMER
This announcement does not constitute or form part of any offer to sell or a solicitation of an offer to buy any securities in the U.S. or any other jurisdiction. This announcement does not constitute a prospectus or other offering document. No securities have been or will be registered under the U.S. Securities Act of 1933, as amended
(the "Securities Act"), or the securities laws of any state of the U.S.
or any other jurisdiction. No securities may be offered, sold or delivered in the U.S. or to, or for the account or benefit of, U.S.
Persons (as defined in Regulation S under the Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state or other securities laws. No public offering is being made in the United States or in any other jurisdiction where such an offering is restricted or prohibited or where such offer would be unlawful. The distribution of this announcement may be restricted by applicable laws and regulations. Persons who are physically located in those jurisdictions and in which this announcement is circulated, published or distributed must inform themselves about and observe such restrictions.
Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email:
Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.com
ends
Notes to editors

About Gold Fields
Gold Fields Limited is a globally diversified gold producer with eight operating mines and two projects in
Australia, Chile, Ghana, Peru and South Africa, with total attributable annual gold-equivalent production of approximately 2Moz. It has attributable gold Mineral Reserves of around 48.1Moz and gold Mineral Resources of around 96.6Moz. Attributable copper Mineral Reserves total 691 million pounds and Mineral Resources 4,816 million pounds. Gold Fields has a primary listing on the
Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE)
and the Swiss Exchange (SIX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 9 May 2019
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer